Issuer Free Writing Prospectus, dated October 5, 2006
Filed by: HRPT Properties Trust
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-135110

This information supplements the information contained in the preliminary prospectus supplement dated October 4, 2006 to the Prospectus dated June 19, 2006

13,200,000 Shares

HRPT Properties Trust

6.50% Series D Cumulative Convertible Preferred Shares
(Liquidation Preference $25.00 Per Share)

Issuer: HRPT Properties Trust

Ticker/Exchange for Common Shares: HRP/NYSE

Offering Size: $330,000,000

Over-allotment Option: $49,500,000

Net Proceeds: $320.2 million (after deducting the underwriting discounts and other estimated expenses of the offering and excluding the Underwriters’ option to purchase up to 1,980,000 additional Preferred Shares)

Use of Proceeds: We presently intend to use the net proceeds from this offering to repay outstanding borrowings under our revolving credit facility and for general business purposes, including acquisitions.

Issue Price: $25.00

Liquidation Preference: $25.00

Distribution Rate: 6.50%

Last Sale (10/5/06): $11.72

Conversion Premium: 10.92%

Conversion Price: $13.00

Conversion Rate: 1.9231

Company Conversion Option: On or after November 20, 2011, we may exercise the Company Conversion Option only if the Closing Sale Price of our common shares equals or exceeds the then applicable conversion price of the Series D Preferred Shares for at least 20 Trading Days in a period of 30 consecutive Trading Days (including the last Trading Day of such period) ending on the Trading Day immediately prior to our issuance of a press release announcing our exercise of the Company Conversion Option.

Adjustment to Conversion Rate Upon Certain Fundamental Changes: The following table sets forth the number of additional common shares per $25.00 liquidation preference per Preferred Share that will be issued as a make-whole premium under certain circumstances:

Number of Additional Common Shares Issuable per $25.00 Liquidation Preference

	Effective date
Share price	October 11, 2006	November 15, 2007	November 15, 2008	November 15, 2009	November 15, 2010	November 15, 2011
$11.72	0.2099	0.2099	0.2099	0.2099	0.2099	0.2099
$13.00	0.1236	0.1165	0.1068	0.0929	0.0706	0.0198
$14.00	0.0802	0.0724	0.0621	0.0482	0.0276	0.0000
$15.00	0.0527	0.0450	0.0355	0.0236	0.0084	0.0000
$16.00	0.0344	0.0276	0.0196	0.0105	0.0017	0.0000
$17.00	0.0234	0.0175	0.0110	0.0045	0.0002	0.0000
$18.00	0.0166	0.0116	0.0064	0.0020	0.0000	0.0000
$19.00	0.0122	0.0080	0.0039	0.0009	0.0000	0.0000
$20.00	0.0095	0.0059	0.0026	0.0005	0.0000	0.0000

The exact applicable share price and effective date may not be as set forth in the table above, in which case:

•                  if the actual applicable share price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

•                  if the actual applicable price is greater than $20.00 per share (subject to adjustment), we will not increase the conversion rate; and

•                  if the actual applicable price is less than $11.72 per share (subject to adjustment), we will not increase the conversion rate.

However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 2.1331.  We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described in the preliminary prospectus supplement.

Trade Date: October 5, 2006

Settlement Date: October 11, 2006

CUSIP: 40426W 50 7

Ratios of Earnings To Fixed Charges And Earnings to Combined Fixed Charges and Preferred Distributions:

For the six months ended June 30, 2006, our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred distributions would have been 2.0x and 1.4x, respectively after giving effect to the completion of the offering of the Preferred Shares and the application of the net proceeds therefrom (assuming no exercise of the Underwriters’ option to purchase up to 1,980,000 additional Preferred Shares).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Dated: October 5, 2006